Seaport West 155 Seaport Boulevard Boston, MA 02210-2600 617.832.1000 main 617.832.7000 fax

Hemmie Chang 617-832-1175 direct hchang@foleyhoag.com

June 16, 2017

VIA EDGAR AND FEDERAL EXPRESS

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Office of Healthcare and Insurance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Applied Genetic Technologies Corporation

Form 10-K for Fiscal Year Ended June 30, 2016

Filed September 12, 2016

File No. 001-36370

Dear Mr. Rosenberg:

This letter is submitted on behalf of Applied Genetic Technologies Corporation (“AGTC” or the “Company”) in response to additional comments presented to the Company telephonically by Jacob Luxenburg and Mary Mast of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on May 22, 2017.

The response contained herein is based upon information provided to Foley Hoag by the Company. Reference is made to the Company’s most recent prior response letter to the Staff dated May 12, 2017 (the “May 12, 2017 Response”).

Once the Staff has reviewed the responses set forth below, we would welcome the opportunity to discuss any additional questions the Staff may have.

In response to Ms. Mast’s and Mr. Luxenburg’s request, the Company has further revised the disclosure set forth as Exhibit A to the May 12, 2017 Response. The Company has appended hereto such further revised disclosure. The Company confirms that it intends to amend its Annual Report on Form 10-K for the fiscal year ended June 30, 2016, as amended, to incorporate the revised disclosure set forth in Exhibit A and that it will include appropriately updated disclosure in its quarterly reports on Form 10-Q and annual reports on Form 10-K filed hereafter.

ATTORNEYS AT LAW	BOSTON | NEW YORK | PARIS | WASHINGTON | FOLEYHOAG.COM

Mr. Jim B. Rosenberg

June 16, 2017

Response 1:

In response to Ms. Mast’s and Mr. Luxenburg’s request for clarification on the allocation of up-front consideration to the multiple deliverables under the Collaboration Agreement with Biogen MA Inc. and support for the Company’s position regarding the amortization period such consideration should be recognized, the Company has provided additional discussion below. In addition, the Company has further revised the disclosure set forth as Exhibit A to the May 12, 2017 Response. The Company has appended hereto such further revised disclosure. The Company confirms that it intends to amend its Annual Report on Form 10-K for the fiscal year ended June 30, 2016, as amended, to incorporate the revised disclosure set forth in Exhibit A and that it will include appropriately updated disclosure in its quarterly reports on Form 10-Q and annual reports on Form 10-K filed hereafter.

The Company evaluated the activities under the Collaboration Agreement under ASC 605-25, Revenue Recognition—Multiple Element Arrangements (“ASC 605-25”), to determine if they represented a multiple element revenue arrangement. The Collaboration Agreement includes the following significant deliverables:

(1) for the XLRS program, an exclusive, stand-alone royalty-bearing license, with the right to grant sublicenses, to use adeno-associated virus vector technology and other technology controlled by the Company for the purpose of researching, developing, manufacturing and commercializing licensed products developed under the arrangement (the “XLRS License Deliverables”);

(2) for the XLRP program, an exclusive, stand-alone royalty-bearing license, with the right to grant sublicenses, to use adeno-associated virus vector technology and other technology controlled by the Company for the purpose of researching, developing, manufacturing and commercializing licensed products developed under the arrangement (the “XLRP License Deliverables” and together with the XLRS License Deliverables, the “License Deliverables”);

(3) for each of the discovery programs, exercisable options to obtain an exclusive stand-alone license to develop, seek regulatory approval for and commercialize any of the designated clinical candidates under such discovery programs (the “Option Deliverables”); and

(4) the performance obligations to conduct research and development activities through (a) regulatory approval in the United States, in the case of the XLRS program; (b) completion of the first in human clinical trial, in the case of the XLRP program; and (c) the stage of clinical candidate designation, in the case of each of the discovery programs (the “R&D Activity Deliverables”).

The R&D Activity Deliverables for each program are further segmented by those that are “Pre-Funded Activities” and those that are “Post-Funding Development Activities”. Pre-Funded Activities are those R&D activities for which the Company has primary responsibility and the consideration to be received under the Collaboration Agreement was received at the inception of the arrangement. Post-Funding Development Activities are those activities that may occur after

Mr. Jim B. Rosenberg

June 16, 2017

the Pre-Funded Activities and for which the Company is entitled to additional compensation under the agreement from Biogen. Biogen has final decision-making authority for all matters related to the conduct of the Post-Funding Development Activities. Because Biogen is not contractually obligated to continue the programs beyond the Pre-Funded Activities, and due to the uncertain outcome of the discovery, research and development activities, the Post-Funding Development Activities are not considered deliverables at the inception of the arrangement and the associated fees and milestones are not included in the allocable arrangement consideration. The Company has determined that the additional fees it could receive under the arrangement for Post-Funding Development Activities are not priced at a significant and incremental discount. The Company also considered its right to participate on the Joint Development Committee and believes that its participation on the JDC represents a right to joint governance for the mutual protection of each party’s interest rather than a service obligation.

The Company determined that both the License Deliverables and Option Deliverables by themselves do not have stand-alone value and do not meet the criteria to be accounted for as separate units of accounting under ASC 605-25. The factors considered by the Company in making this determination included, among other things, the unique and specialized nature of its proprietary technology and intellectual property, and the development stages of each of the XLRS, XLRP and the discovery programs targeting three indications. Accordingly, the License Deliverables under each of the XLRS and XLRP programs and the Option Deliverables under each of the discovery programs have been combined with the initial, Pre-Funded Activities associated with each related program and as a result, the Company’s separate units of accounting under its collaboration with Biogen, comprise the XLRS program, the XLRP program, and each of the discovery programs. In reaching this conclusion, the Company determined that each program is licensed separately and is independent of the other programs, has separately identifiable R&D activities, and has stand-alone value for Biogen since they have the option to continue or discontinue any program with no impact on the others.

Under the Collaboration Agreement, the Company received a non-refundable upfront payment of $94.0 million in August 2015 which it recorded as deferred revenue. This upfront payment of $94.0 million, along with a premium on equity shares issued to Biogen of $10.8 million or total allocable consideration of $104.8 million, was allocated among the separate units of accounting discussed above using the relative selling price method. We utilized a valuation analysis that had recently been completed for other corporate purposes to determine the appropriate relative selling prices. The initial allocation was $47.8 million to XLRS, $41.0 million to XLRP and $16.7 million to Discovery Programs.

The Company supplementally advises the staff that it considered, at the inception of the arrangement, whether or not it reasonably expected to perform services beyond the Pre-Funded Activities. The Company notes that at the onset of the Post-Funding Development Activities, for each program, the Company would be entitled to significant milestone payments in addition to other contractual consideration for any services to be performed, but only to the extent that the development activities continue for each program and the respective milestones

Mr. Jim B. Rosenberg

June 16, 2017

are achieved. Due to the significant uncertainties inherent in the drug discovery and development process, the Company determined that there was substantive uncertainty that those milestones would be achieved and therefore, there is substantive uncertainty regarding any services to be provided under the Post-Funding Development Activities. Additionally, as noted above, the Company has determined that the additional fees it could receive under the arrangement for Post-Funding Development Activities are priced consistent with their estimated selling prices and not at a significant and incremental discount. Therefore, while the company may ultimately perform Post-Funding Development Activities under the agreement beyond the Pre-Funded Activities, we believe that at the inception of the arrangement such Post-Funding Development Activities were sufficiently uncertain to be considered contingent deliverables. Additionally, we considered whether any of the initial consideration should be recognized over a longer period than the expected timeline of the Pre-Funded Activities. We determined that because the Post-Funding Development Activities were not priced at a discount, deferring consideration beyond the Pre-Funded Activities period would result in revenue recognition below fair value in the early years of the contract and revenue above fair value (or recognition of a lump-sum if Post-Funding Development Activities are not performed) in the later years of the contract. Either of those scenarios we believe are inconsistent with multiple-element guidance.

We hope that the foregoing is responsive to your comments. If you have any questions with respect to this letter, please feel free to contact the undersigned at (617) 832-1175 or, in my absence, Dan Clevenger at (617) 832-1283.

Sincerely,

/s/ Hemmie Chang
Hemmie Chang

cc:	Susan B. Washer, Applied Genetic Technologies Corporation
Larry Bullock, Applied Genetic Technologies Corporation
Ann VanLent, Applied Genetic Technologies Corporation
Dan Clevenger, Foley Hoag LLP

Mr. Jim B. Rosenberg

June 16, 2017

Exhibit A

(7)	Collaboration with Biogen:

On July 1, 2015, the Company entered into a Collaboration Agreement with Biogen, pursuant to which the Company and Biogen will collaborate to develop, seek regulatory approval for and commercialize gene therapy products to treat XLRS, XLRP, and discovery programs targeting three indications based on the Company’s adeno-associated virus vector technologies. The Collaboration Agreement became effective on August 14, 2015.

Under the Collaboration Agreement, the Company will conduct all development activities through regulatory approval in the United States for the XLRS program (with activities through Phase 1/2 completion being pre-funded under the agreement and any further activities subject to incremental consideration), and all development activities through the completion of the first in human clinical trial for the XLRP program (with activities through filing the IND being pre-funded under the agreement and any further activities subject to incremental consideration). In addition, the Collaboration Agreement provides for discovery programs targeting three indications whereby the Company will conduct discovery, research and development activities for those additional drug candidates through the stage of clinical candidate designation, after which, Biogen may exercise an option to continue to develop, seek regulatory approval for and commercialize the designated clinical candidate. In February 2016, the Company announced Biogen’s selection of adrenoleukodystrophy as the non-ophthalmic indication of the discovery programs. Under the terms of the Collaboration Agreement, the Company, in part through its participation in joint committees with Biogen, will participate in overseeing the development and commercialization of these specific programs.

The Company has granted to Biogen with respect to the XLRS and XLRP programs, and upon exercise of the option for the applicable discovery program, an exclusive, royalty-bearing license, with the right to grant sublicenses, to use adeno-associated virus vector technology and other technology controlled by the Company for the licensed products or discovery programs developed under the Collaboration Agreement. Biogen and the Company have also granted each other worldwide licenses, with the right to grant sublicenses, of their respective interests in other intellectual property developed under the collaboration outside the licensed products or discovery programs.

Activities under the Collaboration Agreement were evaluated under ASC 605-25, Revenue Recognition—Multiple Element Arrangements, as amended by ASU 2009-13, Revenue Recognition (“ASC 605-25”), to determine if they represented a multiple element revenue arrangement. The Collaboration Agreement includes the following significant deliverables:

(1) for each of the XLRS and XLRP programs, exclusive, royalty-bearing licenses, with the right to grant sublicenses, to use adeno-associated virus vector technology and other technology controlled by the Company for the purpose of researching, developing, manufacturing and commercializing licensed products developed under the arrangement (the “License Deliverables”);

(2) for each of the discovery programs, exercisable options to obtain exclusive licenses to develop, seek regulatory approval for and commercialize any of the designated clinical candidates under such discovery programs (the “Option Deliverables”); and

(3) the performance obligations to conduct research and development activities through (a) regulatory approval in the United States, in the case of the XLRS program; (b) completion of the first in human clinical trial, in the case of the XLRP program; and (c) the stage of clinical candidate designation, in the case of each of the discovery programs (the “R&D Activity Deliverables”).

Mr. Jim B. Rosenberg

June 16, 2017

The R&D Activity Deliverables for each program are further segmented by those that are “Pre-Funded Activities” and those that are “Post-Funding Development Activities”. Pre-Funded Activities are those R&D activities for which the Company has primary responsibility and the consideration to be received under the agreement was received at the inception of the arrangement. Post-Funding Development Activities are those activities that may occur after the Pre-Funded Activities and for which the Company is entitled to additional compensation under the agreement from Biogen. Biogen has final decision-making authority for all matters related to the conduct of the Post-Funding Development Activities. Because Biogen is not contractually obligated to continue the programs beyond the Pre-Funded Activities, and due to the uncertain outcome of the discovery, research and development activities, the Post-Funding Development Activities are not considered deliverables at the inception of the arrangement and the associated fees and milestones are not included in the allocable arrangement consideration. The Company has determined that the additional fees it could receive under the arrangement for Post-Funding Development Activities are not priced at a significant and incremental discount.

The Company determined that both the License Deliverables and Option Deliverables do not have stand-alone value and do not meet the criteria to be accounted for as separate units of accounting under ASC 605-25. The factors considered by the Company in making this determination included, among other things, the unique and specialized nature of its proprietary technology and intellectual property, and the development stages of each of the XLRS, XLRP and the discovery programs targeting three indications. Accordingly, the License Deliverables under each of the XLRS and XLRP programs and the Option Deliverables under each of the discovery programs have been combined with the initial, Pre-Funded Activities deliverables associated with each related program and as a result, the Company’s separate units of accounting under its collaboration with Biogen, comprise the XLRS program, the XLRP program, and each of the discovery programs.

Under the Collaboration Agreement, the Company received a non-refundable upfront payment of $94.0 million in August 2015 which it recorded as deferred revenue. This upfront payment of $94.0 million was allocated among the separate units of accounting discussed above using the relative selling price method. In addition to the Collaboration Agreement, on July 1, 2015, the Company also entered into an equity agreement with Biogen. Under the terms of this equity agreement, Biogen purchased 1,453,957 shares of the Company’s common stock at a price of $20.63 per share, for an aggregate cash purchase price of $30.0 million which the Company also received in August 2015. The shares issued to Biogen represented approximately 8.1% of the Company’s outstanding common stock on a post-issuance basis, calculated on the number of shares that were outstanding at June 30, 2015, and constitute restricted securities that may not be resold by Biogen other than in a transaction registered under, or pursuant to an exemption from the registration requirements of, the Securities Act of 1933, as amended.

Accounting standards for multiple element arrangements contain a presumption that separate contracts negotiated or entered into at or near to the same time with the same entity were likely negotiated as a package and should be evaluated as a single agreement. The Company determined that the price of $20.63 paid by Biogen included a premium of $7.45 per share over the fair value of the company’s stock price, calculated based upon the stock price on the date of close of the agreement and adjusted for lack of marketability due to restrictions. Accordingly, the total premium of $10.8 million was also recorded as deferred revenue and, together with the $94.0 million, allocated to the separate units of accounting identified above using the relative

Mr. Jim B. Rosenberg

June 16, 2017

selling price method as discussed in Note 2 to these financial statements. The Company will record revenue based on the revenue recognition criteria applicable to each separate unit of accounting. For amounts received up-front and initially deferred, the Company will recognize the deferred revenue on a straight-line basis over the estimated service periods in which it is required to perform the research and development activities associated with each unit of accounting, anticipated to be between 2 and 3 years.

During the fiscal year ended June 30, 2016, the Company recognized revenue of approximately $46.8 million from its collaboration with Biogen. Below is a summary of the components of the collaboration revenue:

	Fiscal year ended June 30,
	2016	2015	2014
	(dollars in thousands)
Amortization of non-refundable upfront fees	$41,166	$—	$—
Milestone revenue	5,000	—	—
Other	585	—	—

Total collaboration revenue	$46,751	$—	$—

During the fiscal year ended June 30, 2016, the Company recorded and received $5.0 million of milestone revenue after having achieved a patient enrollment-based milestone under the Collaboration Agreement. Other revenue is primarily comprised of reimbursable costs for post-funding development activities that were conducted by the Company during the fiscal year.

As a result of the upfront payment of $94.0 million made by Biogen and achievement of the $5.0 million milestone as discussed above, the Company became liable to various research partner institutions for sub-license and other payments under existing agreements with such institutions. These agreements obligate the Company to pay to each research partner institution, amounts that range from 5% to 10% of certain proceeds received from collaboration and other arrangements, including any milestone payments received under such arrangements. Accordingly, the Company recorded total collaboration costs of approximately $12.0 million associated with such obligations, including $636,000 of expense that was settled during fiscal year 2016 by the issuance of 40,000 shares of the Company’s common stock to a research partner institution, pursuant to the terms of the existing agreement with that institution. The remainder of these sub-license and milestone fees were fully paid in cash during the fiscal year ended June 30, 2016.

The Company is also eligible to receive payments of up to $467.5 million based on the successful achievement of future milestones under its XLRS and XLRP programs. For XLRS, the Company is eligible to receive up to: (i) $40 million in milestone payments

Mr. Jim B. Rosenberg

June 16, 2017

based upon the successful achievement of clinical milestones (relating to dosing in specified trials), (ii) $155 million in milestone payments based upon the achievement of regulatory approvals and first commercial sale in specified territories and (iii) $65 million in milestone payments based upon the achievement of worldwide sales targets. For XLRP, the Company is eligible to receive up to: (i) $42.5 million in milestone payments based upon successful achievement of clinical milestones (relating to dosing in specified trials), (ii) $102.5 million in milestone payments based upon the achievement of regulatory approvals and first commercial sale in specified territories and (iii) $62.5 million in milestone payments based upon the achievement of worldwide sales targets. In addition, the Company is eligible to receive payments of up to $592.5 million based on the exercise of the option for and the successful achievement of future milestones under its discovery programs. Each discovery program is categorized as Category A, Category B or Category C depending on the nature of the indication it seeks to address. For Category A, the Company is eligible to receive payments of up to: (i) $20 million based upon the successful achievement of clinical milestones (relating to dosing in specified trials) and (ii) $70 million in milestone payments based upon the achievement of regulatory approvals and first commercial sale in specified territories. For Category B, the Company is eligible to receive payments of up to: (i) $27.5 million based upon the successful achievement of clinical milestones (relating to dosing in specified trials) and (ii) $105 million in milestone payments based upon the achievement of regulatory approvals and first commercial sale in specified territories. For Category C, the Company is eligible to receive payments of up to: (i) $40 million based upon the successful achievement of clinical milestones (relating to dosing in specified trials) and (ii) $140 million in milestone payments based upon the achievement of regulatory approvals and first commercial sale in specified territories. Under certain limited circumstances, if there are discovery products from more than one discovery program in any of Category A, Category B or Category C, then the milestone payments under the applicable category shall be payable for the applicable discovery product from each such discovery program to achieve the specified milestones.

Biogen will also pay revenue-based royalties for each licensed product at tiered rates ranging from high single digit to mid-teen percentages of annual net sales of the XLRS or XLRP products and at rates ranging from mid-single digit to low-teen percentages of annual net sales for the discovery products. The Company has elected to apply the guidance in ASC 605-28 to the milestones. These milestones, if achieved, are substantive as they relate solely to past performance, are commensurate with estimated enhancement of value associated with the achievement of each milestone as a result of the Company’s performance and are reasonable when compared to other consideration amounts payable under the Collaboration Agreement; however, there can be no assurance that the Company will achieve the milestones or that the Company will receive the related revenue. Due to the uncertainty surrounding the achievement of the future milestones, such payments were not considered fixed or determinable at the inception of the Collaboration Agreement and accordingly, will not be recognized as revenue unless and until they become earned. The Company is not able to reasonably predict if and when the remaining milestones will be achieved.